Exhibit (a)(1)(C)

LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS,

TRUST COMPANIES AND OTHER NOMINEES

Offer to Purchase for Cash

by

GIGCAPITAL, INC.

of

Up to 14,873,256 of its Rights to Receive One-Tenth of One Share of Common Stock

at a Purchase Price of $0.99 Per Right

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 6, 2019 OR SUCH LATER TIME AND DATE TO WHICH THE OFFER IS EXTENDED.

October 8, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

GigCapital, Inc. (the “Company”, “we”, “us” or “our”) is offering to purchase up to 14,873,256 of its outstanding rights (the “Rights”), at a purchase price of $0.99 per Right, in cash, without interest (the “Purchase Price”), for an aggregate purchase price of $14,724,523.44 (each of the Rights representing the right to receive one-tenth of one share of the Company’s Common Stock) upon the terms and subject to certain conditions described in the Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”, which together, as they may be amended or supplemented from time to time, constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Please furnish copies of the enclosed materials to your clients for whom you hold Rights registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated October 8, 2019;

2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering Rights of your clients;

3.

Letter to Clients, for you to send to your clients for whose account you hold Rights registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Right holders must make their own decision as to whether to tender their Rights and, if so, how many Rights to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer.

Right holders who choose not to tender will not receive cash for their Rights.

The Offer is only available for outstanding Rights. The Company also has outstanding Common Stock, warrants and units, with each unit comprised of one share of Common Stock, three-quarters of one warrant to purchase one share of Common Stock and one Right. On behalf of your clients, you may tender Rights that are included in units, but to do so such Rights must first be separated from the units prior to tendering such Rights. See “The Offer—Section 3.

Procedures for Tendering Rights” of the Offer to Purchase. On the terms and subject to the conditions of the Offer, Purchasers will only pay for Rights validly tendered and not properly withdrawn before the Expiration Date.

Certain conditions of the Offer are described in “The Offer—Section 6. Conditions of the Offer” of the Offer to Purchase. All tenders must be in proper form as described in “The Offer—Section 3. Procedures for Tendering Rights” of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 p.m., New York City time, on November 6, 2019 or such later time and date to which the Offer is extended.

Under no circumstances will interest be paid on the Purchase Price of the Rights regardless of any extension of, or amendment to, the Offer or any delay in paying for such Rights.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Rights pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate accepted procedures. This withholding obligation is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

Very truly yours,

GigCapital, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person an agent of the Company, the Information Agent or the Depositary or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Telephone: (212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885